EXHIBIT 99.4
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                           VIKING ENERGY ROYALTY TRUST

               NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

TAKE NOTICE that an Annual and Special Meeting (the "Meeting") of the Unitholders of Viking Energy Royalty Trust (the "Trust") will be held at The Metropolitan Centre, Grand Lecture Theatre, 333 - 4th Avenue S.W., Calgary, Alberta, on Thursday, May 15, 2003 at 3:00 p.m. (Calgary time) for the following purposes:

1. to receive and consider the consolidated audited financial statements of the Trust for the year ended December 31, 2002;

2. to elect the directors of Viking Holdings Inc. ("VHI") and Viking Energy Acquisitions Ltd. ("VEAL") for the ensuing year;

3. to appoint auditors of the Trust, Viking Holdings Trust ("VHT"), VEAL and VHI for the ensuing year;

4. to consider and, if deemed advisable, to pass a special resolution substantially in the form set forth in Schedule "A" of the accompanying Proxy Statement and Information Circular approving the governance restructuring of the Trust and certain of its subsidiaries including, but not limited to, (i) the termination of the existing management agreement with Viking Management Ltd., (ii) the termination of the unanimous shareholder agreements of VEAL and VHI, (iii) the amalgamation of VEAL and VHI, (iv) amendments to the amended and restated trust indentures of the Trust and VHT, (v) the entering into of an administration services agreement and management agreement pursuant to which VHI will provide services to the Trust, VHT and the subsidiaries of VHT, and (vi) amendments to the amended and restated royalty agreements of VEAL and VHI.

Information relating to the foregoing items is set forth in the accompanying Proxy Statement and Information Circular.

A UNITHOLDER MAY ATTEND THE MEETING IN PERSON OR MAY BE REPRESENTED THEREAT BY PROXY. A FORM OF PROXY FOR USE AT THE MEETING, OR ANY ADJOURNMENT THEREOF, IS ENCLOSED WITH THIS NOTICE. UNITHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING ARE REQUESTED TO COMPLETE AND FORWARD THE ENCLOSED FORM OF PROXY TO THE TRUST'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, IN THE ENCLOSED SELF-ADDRESSED ENVELOPE, OR OTHERWISE DELIVER IT IN PERSON OR BY COURIER TO THE 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO M5J 2Y1. IN ORDER TO BE VALID, PROXIES MUST BE RECEIVED BY THE TRANSFER AGENT AT LEAST TWENTY-FOUR (24) HOURS, EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS, PRIOR TO THE TIME OF THE MEETING, OR ANY ADJOURNMENT THEREOF.

Only Unitholders of record as of the close of business on April 3, 2003, the record date, are entitled to notice of the Meeting.

DATED at Calgary, Alberta, this 4th day of April, 2003.

BY ORDER OF COMPUTERSHARE TRUST COMPANY OF CANADA
AS TRUSTEE OF VIKING ENERGY ROYALTY TRUST

(Signed) Lucy Liu
Corporate Trust Officer